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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

General Finance Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

369822101

(CUSIP Number)

Karl I. Swaidan

Hahn & Hahn LLP

301 E. Colorado Boulevard, 9th Floor

Pasadena, California 91101-1977

(626) 796-1923

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369822101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ronald L. Havner, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

7,000(1)
8 SHARED VOTING POWER

661,500(2)
9 SOLE DISPOSITIVE POWER

7,000(1)
10 SHARED DISPOSITIVE POWER

661,500(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

663,500(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%(3)
14	TYPE OF REPORTING PERSON

IN

(1)

Ronald L. Havner, Jr. (“Mr. Havner”) holds 2,000 shares of General Finance Corporation (the “Issuer”) common stock (“Shares”) in his individual name and an additional 5,000 Shares, as Trustee, for his son Christopher R. Havner (“Christopher’s Shares”). Mr. Havner has voting and investment power with respect to Christopher’s Shares. Mr. Havner disclaims any beneficial ownership of Christopher’s Shares.

(2)

Mr. Havner and his wife, LeeAnn R. Havner, are Co-Trustees of The Havner Family Trust (the “Trust”). The Trust owns 434,250 Shares and 227,250 warrants with respect to Shares. Each warrant entitles the holder to purchase from the Company one Share at an exercise price of $6.00 commencing upon the later of (i) the completion of a business combination with a target business, or (ii) one year from the effective date of the IPO (April 5, 2007). The warrants expire on April 5, 2008. As a Co-Trustee of the Trust, Mr. Havner may be deemed to beneficially own all of the Shares and warrants held by the Trust.

(3)

The number of Shares that may be deemed to be beneficially owned by Mr. Havner, and the calculation of the foregoing percentage, assumes the exercise of 227,250 warrants held by the Trust that may become exercisable within sixty (60) days.

CUSIP No. 369822101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LeeAnn R. Havner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

3,000
8 SHARED VOTING POWER

661,500(1)
9 SOLE DISPOSITIVE POWER

3,000
10 SHARED DISPOSITIVE POWER

661,500(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

664,500(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%(2)
14	TYPE OF REPORTING PERSON

IN

(1)

LeeAnn R. Havner (“Mrs. Havner”) and her husband Ronald L. Havner, Jr., are Co-Trustees of The Havner Family Trust (the “Trust”). The Trust owns 434,250 Shares and 227,250 warrants with respect to Shares. Each warrant entitles the holder to purchase from the Company one Share at an exercise price of $6.00 commencing upon the later of (i) the completion of a business combination with a target business, or (ii) one year from the effective date of the IPO (April 5, 2007). The warrants expire on April 5, 2008. As a Co-Trustee of the Trust, Mrs. Havner may be deemed to beneficially own all of the Shares and warrants held by the Trust.

(2)

The number of Shares that may be deemed to be beneficially owned by Mrs. Havner, and the calculation of the foregoing percentage, assumes the exercise of 227,250 warrants held by the Trust that may become exercisable within sixty (60) days.

CUSIP No. 369822101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Havner Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

661,500(1)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

661,500(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

661,500(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%(2)
14	TYPE OF REPORTING PERSON

OO

(1)

The Trust owns 434,250 Shares and 227,250 warrants with respect to Shares. Each warrant entitles the holder to purchase from the Company one Share at an exercise price of $6.00 commencing upon the later of (i) the completion of a business combination with a target business, or (ii) one year from the effective date of the IPO (April 5, 2007). The warrants expire on April 5, 2008. Ronald L. Havner, Jr. and his wife LeeAnn R. Havner, are the Co-Trustees of the Trust.

(2)

The number of Shares that may be deemed to be beneficially owned by the Trust, and the calculation of the foregoing percentage, assumes the exercise of 227,250 warrants held by the Trust that may become exercisable within sixty (60) days.

CUSIP No. 369822101

SCHEDULE 13D

Item 1.	Security and Issuer

The securities to which this statement on Schedule 13D relates are shares of Common Stock, par value $.0001 per share (the “Shares”) of General Finance Corporation, a Delaware corporation (the “Issuer”), with principal executive offices at 260 S. Los Robles, Suite 217, Pasadena, California.

Item 2.	Identity and Background

This statement is being filed jointly by Ronald L. Havner, Jr. (“Mr. Havner”), LeeAnn R. Havner (“Mrs. Havner”) and The Havner Family Trust (the “Trust”) (collectively, the “Filing Persons”). Neither the present filing nor anything contained herein shall be construed as an admission that the Trust or Mr. and Mrs. Havner constitute a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that the Trust and Mr. and Mrs. Havner constitute a “group” for any purpose.

Mr. and Mrs. Havner are husband and wife and the Co-Trustees of the Trust. Each of the Filing Persons has a business address c/o Public Storage, Inc., 701 Western Avenue, Glendale, California 91201.

Mr. Havner is the President and Chief Executive Officer of Public Storage, Inc., a fully integrated, self-administered and self-managed real estate investment trust that acquires, develops, owns and operates self-storage facilities which offer self-storage spaces for lease for personal and business use. The principal business address of Public Storage, Inc. is 701 Western Avenue, Glendale, California 91201. Mr. Havner is a citizen of the United States of America.

Mrs. Havner is a homemaker and engaged in charitable activities on a volunteer basis. Mrs. Havner is a citizen of the United States of America.

The Trust is a trust formed under the laws of the State of California.

During the last five years, none of the Filing Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such Filing Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

The Filing Persons have used Mr. and Mrs. Havner’s personal funds to make the purchases described in Item 5 below and the units of Shares and warrants acquired in the Issuer’s Initial Public Offering in April 2006 (the “IPO”).

Mr. Havner paid $15,470 for the Shares held in his individual name and $36,760 for the shares held by Mr. Havner, as Trustee for his son, Christopher R. Havner.

Mrs. Havner paid $23,170 for the Shares held in her individual name.

The Trust paid an aggregate $3,381,573 for the Trust’s Shares and Warrants (as defined below).

CUSIP No. 369822101

Item 4.	Purpose of Transaction

The Filing Persons have acquired the Shares for investment purposes only. The Filing Persons may acquire additional shares of the Issuer from time to time.

Other Plans and Proposals

Except as described above or otherwise described in this Schedule 13D, the Filing Persons do not have any present plans or intentions that relate to or would result in any of the matters described in subsections (a)-(j) of Item 4 of Schedule 13D that are separate from the Issuer or have not been publicly disclosed by the Issuer in its filings with the Securities and Exchange Commission or in the Issuer’s press releases.

Item 5.	Interest in Securities of the Issuer

The percentages of beneficial ownership set forth in this Item 5 for each of the Filing Persons have been determined based on the 10,500,000 Shares outstanding as of October 31, 2006, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2006, and assumes the exercise of the Trust’s Warrants (as defined below) that may become exercisable within sixty (60) days.

(a) Mr. Havner.

(i) As of February 8, 2007, Mr. Havner may be deemed to beneficially own 663,500 Shares representing approximately 6.3% of the outstanding common stock of the Issuer. The Trust holds 434,250 Shares and 227,250 warrants (the “Trust’s Shares” and the “Trust’s Warrants” respectively). The warrants were issued as part of a “unit” of one share and one warrant at the time of the IPO. Each warrant entitles the holder to purchase from the Company one Share at an exercise price of $6.00 commencing upon the later of (i) the completion of a business combination with a target business, or (ii) one year from the effective date of the IPO (April 5, 2007). The Warrants expire on April 5, 2008. Mr. Havner holds 2,000 Shares in his individual name. Mr. Havner disclaims any beneficial ownership of the 5,000 Shares held by Mr. Havner, as Trustee for his son, Christopher R. Havner.

(ii) Mr. Havner has the sole power to vote or direct the vote, and to dispose or to direct the disposition, with respect to 2,000 Shares held in his individual name and the 5,000 Shares held by Mr. Havner, as Trustee for his son, Christopher R. Havner.

(iii) As Co-Trustees of the Trust, Mr. and Mrs. Havner share the power to vote or direct the vote, and to dispose or to direct the disposition, with respect to the Trust’s Shares (and any Shares purchased upon the exercise of the Trust’s Warrants) and to dispose or to direct the disposition of the Trust’s Warrants.

(iv) On December 15, 2006 Mr. Havner acquired 5,000 Shares on the open market in his capacity as Trustee for his son, Christopher R. Havner, at a price of $7.35 per Share. On January 24, 2007 Mr. Havner acquired 2,000 Shares on the open market in his individual name, at a price of $7.73 per Share.

(b) Mrs. Havner.

(i) As of February 8, 2007, Mrs. Havner may be deemed to beneficially own 664,500 Shares representing approximately 6.3% of the outstanding common stock of the Issuer. Mrs. Havner is a Co-Trustee of the Trust. Mrs. Havner holds 3,000 Shares in her individual name.

CUSIP No. 369822101

(ii) Mrs. Havner has the sole power to vote or direct the vote, and to dispose or to direct the disposition, with respect to 3,000 Shares.

(iii) As Co-Trustees of the Trust, Mr. and Mrs. Havner share the power to vote or direct the vote, and to dispose or to direct the disposition, with respect to the Trust’s Shares (and any Shares purchased upon the exercise of the Trust’s Warrants) and to dispose or to direct the disposition of the Trust’s Warrants.

(iv) On January 24, 2007 Mrs. Havner acquired 3,000 Shares on the open market in her individual name, at a price of $7.72 per Share.

(c) The Trust.

(i) As of February 8, 2007, the Trust may be deemed to beneficially own 661,500 Shares representing approximately 6.3% of the outstanding common stock of the Issuer, comprising the Trust’s Shares and Warrants.

(ii) Mr. and Mrs. Havner, as Co-Trustees of the Trust share the power to vote or direct the vote, and to dispose or to direct the disposition, with respect to the Trust’s Shares (and any Shares purchased upon the exercise of the Trust’s Warrants) and to dispose or to direct the disposition of the Trust’s Warrants.

(iii) The following transactions were effected by the Trust during the last sixty (60) days, each of which was effected on the open market:

Date	Number of Shares/Units Acquired	Price Per Share/Unit
12/15/06	50,000 Shares	$7.36
12/18/06	11,100 Shares	$7.35
12/19/06	50,400 Shares	$7.40
12/20/06	2,500 Shares	$7.38
12/29/06	21,500 Shares	$7.70
1/10/07	5,000 Shares	$7.60
1/11/07	1,700 Shares	$7.60
1/12/07	6,000 Shares	$7.60
1/17/07	1,000 Shares	$7.60
1/31/07	9,500 units(1)	$8.85
2/1/07	2,500 units(1)	$8.89
2/2/07	57,800 Shares	$7.64

(1)	Each unit comprises one (1) Share and one (1) warrant that entitles the holder to purchase one (1) Share as described above.

CUSIP No. 369822101

(d) Except as set forth in this Schedule 13D, to the knowledge of the Filing Persons, no person has the right to direct the receipt of dividend from, and the proceeds from the sale of the Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Schedule 13D, none of the Filing Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2007

Signature:	/s/ Ronald L. Havner, Jr.
Name/Title:	Ronald L. Havner, Jr.

Signature:	/s/ LeeAnn R. Havner
Name/Title:	LeeAnn R. Havner

THE HAVNER FAMILY TRUST

Signature:	/s/ Ronald L. Havner, Jr.
Name:	Ronald L. Havner, Jr.
Title:	Trustee

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)